MingZhu Logistics Holdings Ltd

27F, Yantian Modern Industry Service Center

No. 3018 Shayan Road, Yantian District

Shenzhen, Guangdong, China 518081

September 27, 2019

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, NE

Washington, D.C. 20549

Attn: J. Nolan McWilliams

Re:	MingZhu Logistics Holdings Ltd.
Draft Registration Statement on Form F-1
Submitted August 2, 2019
CIK No. 0001782037

Dear Mr. McWilliams:

On behalf of our client MingZhu Logistics Holdings Ltd (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 29, 2019, regarding the Draft Registration Statement on Form F-1 submitted to the Commission on August 2, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in a Registration Statement on Form F-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this response letter.

Draft Registration Statement Submitted August 2, 2019

General

1.	Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We respectfully advise the Staff that, as of the date hereof, no written communications have been provided to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). We will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

J. Nolan McWilliams

September 27, 2019

Risk Factors

Our reliance on major customers and any loss of our major customers, page 7

2.	Please place the risks described in context by naming each ten percent or greater customer and the respective percentage of revenues attributable to that customer.

In response to the Staff’s comment, we have updated the risk factor. The revised disclosure can be found on page 7 of the Registration Statement.

We rely on subcontractors to handle a proportion of our trucking service, page 8

3.	To the extent material, please describe the risks because of your guarantee of the subcontractor capital lease disclosed on page 42.

As disclosed in the Registration Statement, in connection with our guarantee to the lessor of the capital lease for our subcontractor, we entered into another guarantee agreement with Shenzhen Yangang Mingzhu Logistics Co., Ltd. (“MingZhu Logistics”), a company owned by the sister of Jinlong Yang, our Chief Executive Officer. Pursuant to the guarantee between us and MingZhu Logistics, if our subcontractor fails to perform its obligations under the capital lease and we make a payment to the lessor as a guarantor of the capital lease, MingZhu Logistics has the obligation to immediately pay us the full amount paid by us to the lessor. We believe that such contractual mechanism mitigates the risks resulting from our guarantee to the lessor and there will not be material risks resulting from our guarantee of the subcontractor capital lease.

Use of Proceeds, page 30

4.	You state that PRC laws and regulations limit your ability to utilize the proceeds of this offering to make loans or capital contributions to PRC subsidiaries on satisfaction of government registration and approval requirements. Please place this disclosure in context by quantifying the amount of loans or capital contributions you may currently make to your PRC subsidiaries without approval. Similarly revise the first full risk factor on page 20.

In response to the Staff’s comment, we have revised the Registration Statement. The revised disclosure can be found on pages 21 and 31 of the Registration Statement.

Management’s Discussion and Analysis, page 35

5.	Please provide the trend disclosure required by Item 5.D of Form 20-F. For guidance, refer to Section III.B.3. of Release No. 33-8350. We note by way of example: (i) the second paragraph on page 38 where you discuss reasons for the decline in revenues from Guangdong province; and (ii) your disclosure in the third risk factor on page 7 and first risk factor on page 8 regarding past due receivables and the timing mismatch of customer payments and trade payables. Also discuss the extent to which percentage growth you attribute to the Xinjiang expansion is indicative of future growth.

In response to the Staff’s comment, we have revised the Registration Statement. The revised disclosure can be found on pages 37, 39 and 41 of the Registration Statement.

J. Nolan McWilliams

September 27, 2019

Customers, page 65

6.	Please describe the material terms of the master agreements you enter into with customers. Similarly describe in the last section on page 67 the material terms of the subcontracting master agreements.

In response to the Staff’s comment, we have added descriptions of the material terms of the master agreements with customers and subcontracting master agreements. The revised disclosure can be found on pages 67 and 70 of the Registration Statement.

Regulations, page 74

7.	Please discuss here the PRC regulations on and approvals required for uses of proceeds from offerings such as this, including the regulations on loans or capital contributions to your PRC subsidiaries. We note your disclosure in the last paragraph on page 30.

In response to the Staff’s comment, we have added disclosure relating to PRC regulations on and approvals required for uses of proceeds from this offering. The revised disclosure can be found on pages 21, 30, 79 and 80 of the Registration Statement.

Description of Share Capital

Articles of Association – Exclusive Forum Provision, page 89

8.	We note that your forum selection provision identifies the courts of the Cayman Islands as the sole and exclusive jurisdiction for certain litigation, including "any derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please add risk factor disclosure, state that there is uncertainty as to whether a court would enforce such provision, and state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your amended articles of association states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, we have removed disclosure relating to forum selection and will file the form of our amended and restated memorandum and articles of association that reflects such change in a subsequent amendment to the Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard Anslow, Esq. at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jinlong Yang
Jinglong Yang, Chief Executive Officer
MingZhu Logistics Holdings Ltd.

cc:   Ellenoff Grossman & Schole LLP

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